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                                 EXHIBIT 4 (b)

                            RIDERS AND ENDORSEMENTS
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                  CANADA LIFE INSURANCE COMPANY OF NEW YORK
                            500 MAMARONECK AVENUE
                          HARRISON, NEW YORK  10528
                            PHONE (914) 835-8400



                     INDIVIDUAL RETIREMENT ANNUITY RIDER



This Rider is part of the Policy. The Policy is intended to qualify as an individual retirement annuity under Section 408(b) and may be purchased pursuant to a simplified employee pension intended to qualify under Section 408(k) of the Code. The following provisions apply and replace any contrary Policy provisions:


1.       You shall be the owner.

2. The Policy is not transferable or assignable (other than pursuant to a divorce decree) and is established for the exclusive benefit of you and your beneficiaries. It may not be sold, assigned, alienated, or pledged as collateral for a loan or as security.

3.       Your entire interest in the Policy shall be nonforfeitable.

4. Premium payments shall be in cash and, except in the case of rollover contributions described in Sections 402(a)(5), 402(a)(6)(F), 402(a)(7), 403(a)(4), 403(b)(8) and 408(d)(3) of the Code, shall not exceed:
         a)$2,000 for any taxable year; or b) if a premium payment is made by your employer to the Policy in accordance with the terms of a simplified employee pension plan described in Section 408(d) of the Code, $30,000 for any taxable year, or c) if the policy is part of a SIMPLE retirement plan described in Section 408(p) of the Code, the amount allowable by law to be contributed to a SIMPLE plan for that taxable year. You shall have the sole responsibility for determining whether any premium payment qualifies as a rollover or simplified employee pension contributions and whether it is deductible for income tax purposes.

5. The Policy does not require fixed premium payments. We will accept additional premium payments. The minimum additional premium payment paid by pre-authorized check is $50.00. Any refund of premiums (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of additional premiums or the purchase of additional benefits.

6. The Annuity Date is the date your entire Policy value will be distributed or commence to be distributed to you. Your Annuity Date shall be no later than April 1 of the calendar year following the calendar year in which you attain age 70 1/2.

7. With respect to any amount which becomes payable under the Policy during your lifetime, such payment shall commence on or before the Annuity Date and shall be payable in substantially equal amounts, no
         less   frequently than annually.  Payments shall be made in the manner as follows:

         (a)  in a lump sum; or
         (b)  over your life; or
         (c)  over the lives of you and your designated beneficiary; or
         (d)  over a period certain not exceeding your life expectancy; or
         (e) over a period certain not exceeding the joint and last survivor expectancy of you and your designated beneficiary.

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         If your entire interest is to be distributed in other than a lump sum, then the amount to be distributed each year (commencing with the calendar year following the calendar year in which you attain age 70 1/2 and each year thereafter) shall be determined in accordance with Code Section 408(b)(3) and the regulations thereunder, including the incidental death benefit requirements of section 401(a)(9)(G) of the Code, the regulations thereunder, and the minimum distribution incidental benefit requirement of Proposed Income Tax Regulation section 1.401(a)(9)-2. Payment must either nonincreasing or may increase only as provided in Proposed Income Tax Regulation section 1.40(a)(9)-1, Q&A F-3.

8. If you die after distribution of your interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to your death.

         If you die before distribution has begun, the entire interest must be distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs. However, proceeds which are payable to a named beneficiary who is a natural person may be distributed in substantially equal installments over the lifetime of the beneficiary or a period certain not exceeding the life expectancy of the beneficiary provided such distributions begin not later than December 31 of the calendar year following the calendar year in which your death occurred. If the beneficiary is your surviving spouse, the beneficiary may elect not later than December 31 of the calendar year in which the fifth anniversary of your death occurs to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which you would have attained age 70 1/2. Payments will be calculated in accordance with Code Section 408(b)(3) and the regulations thereunder.

         For the purposes of this requirement, any amount paid to any of your children will be treated as if it had been paid to your surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

         If you die before your entire interest has been distributed, no additional cash premiums or rollover contributions will be accepted under the Policy after your death unless the beneficiary is your surviving spouse.

9. If your spouse is not the named beneficiary, the method of distribution selected will assure that at least 50% of the present value of the amount available for distribution is paid within your life expectancy and that such method of distribution complies with the requirements of Code Section 408(b)(3) and the regulations thereunder.

10. For purposes of the foregoing provisions, life expectancy and joint and last survivor expectancy shall be determined by use of the expected return multiples in Tables V and VI of Treasury Regulation Section 1.72-9 in accordance with Code Section 408(b)(3) and the regulations thereunder. In the case of distributions under paragraph 7 of this Rider, your life expectancy or, if applicable, the joint and last survivor expectancy of you and your beneficiary will be initially determined on the basis of your attained ages in the year you reach age 70 1/2. In the case of a distribution under paragraph (8) of this Rider, life expectancy will be initially determined on the basis of your beneficiary's attained age in the year distributions are required to commence. Unless you (or your spouse) elect otherwise prior to the date distributions are required to commence, your life expectancy and, if applicable, your spouse's life expectancy will be recalculated annually based on your attained ages in the year for which the required distribution is being determined. The life expectancy of a nonspouse beneficiary will not be recalculated.

         In the case of a distribution other than as life income or joint life income, the annual distribution required to be made by your Annuity Date is for the calendar year in which you reached age 70 1/2. Annual payments for subsequent years, including the year in which your Annuity Date occurs, must be made by December 31 of that year. The amount distributed for each year shall equal or exceed the annuity value as of the close of business on December 31 of the preceding year, divided by the applicable life expectancy or joint and last survivor expectancy.


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         You may satisfy the minimum distribution requirements under section
         408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirement for two or more IRAs. For this purpose, if you own two or more IRAs, you may use the alternative method described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements.

11. Under the Policy, you may not elect any variable account or sub-account that directly or indirectly invests in collectibles within the meaning of Section 408(m) of the Code. No part of the Policy value shall be invested in or used to provide life insurance.

12. We reserve the right to amend the Policy or this Rider to the extent necessary to qualify as an individual retirement annuity for federal income tax purposes.




     /s/ David A. Hopkins                             /s/ D.A. Loney
           Secretary                                      President



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                   CANADA LIFE INSURANCE COMPANY OF NEW YORK

                           FIXED ACCOUNT ENDORSEMENT

This endorsement is part of the policy to which it is attached. This endorsement changes the policy as provided below.

REGARDING THE FIXED ACCOUNT, AMOUNTS TRANSFERRED, WITHDRAWN OR SURRENDERED UNDER THIS POLICY FROM A GUARANTEE PERIOD WHOSE SPECIFIED DURATION IS GREATER THAN ONE YEAR, MAY INCREASE OR DECREASE IN ACCORDANCE WITH A MARKET VALUE ADJUSTMENT DURING THE GUARANTEE PERIOD TERM SPECIFIED, SUBJECT TO THE MINIMUM VALUES DEFINED IN THIS POLICY.

FIXED ACCOUNT

The Fixed Account provides values and benefits based only upon the net premium payments and policy values allocated to the Fixed Account, the Guaranteed Interest Rate credited on such amounts, and any charges or Market Value Adjustments imposed on such amounts in accordance with the terms of the policy. Amounts in the Fixed Account are part of our general account. The Fixed Account is not part of and does not depend on the investment performance of the Variable Account.

From time to time we will offer to credit each Guarantee Amount with interest at specific guaranteed rates for specific periods of time. These periods of time are known as Guarantee Periods. We may offer one or more Guarantee Periods of one to ten years' duration at any time but will always offer a Guarantee Period of one year. The Guarantee Periods we offer on the Date of Issue are shown in your application. The Guaranteed Interest Rates available at any time will vary with the number of years in the Guarantee Period.

Guarantee Periods begin on the date as of which a net premium payment is allocated to or a portion of the policy value is transferred to the Guarantee Period, and end on the last calendar day of the month when the number of years in the Guarantee Period elected (measured from the end of the calendar month in which the amount was allocated or transferred to the Guarantee Period) has elapsed. The last day of the Guarantee Period is the expiration date for that Guarantee Period.

Allocations of net premium payments and transfers of policy value to the Fixed Account for a Guarantee Period may have different applicable Guaranteed Interest Rates depending on the timing of such allocations or transfers. The applicable Guaranteed Interest Rate does not change during a Guarantee Period. If the allocated or transferred amount remains in the Guarantee Period until such Guarantee Period ends, its value will be equal to the amount originally allocated or transferred, multiplied, on an annually compounded basis, by its Guaranteed Interest Rate. If a Guarantee Amount is surrendered, withdrawn or transferred prior to the expiration of the Guarantee Period, the Guarantee Amount is subject to a Market Value Adjustment, as described below, the application of which may result in the payment of an amount greater or less than the Guarantee Amount at the time of the transaction.

The Guaranteed Interest Rate is the applicable effective annual rate of interest we determine that we will pay on a Guarantee Amount. The Guaranteed Interest Rate will not be less than 3%.

The Guarantee Amount during a Guarantee Period is equal to:

         1. an amount equal to that part of any net premium allocated to or policy value transferred to the Fixed Account for a designated Guarantee Period with a particular expiration date;
         2. any policy value transferred to the Fixed Account for such Guarantee Period; plus
         3.  interest at the Guaranteed Interest Rate on 1 and 2 above; minus
         4. any cash surrender value withdrawn from the Fixed Account for such designated Guarantee Period, including any Market Value Adjustment; minus

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         5.  any amount transferred from the Fixed Account for such designated
             Guarantee Period, including any Market Value Adjustment; minus
         6.  any applicable premium tax charge; minus
         7. any policy administration charge deducted from the Guarantee Period; minus
         8.  any applicable surrender charges.

During the 30 day period following the expiration of a Guarantee Period (30 day window), you may transfer the Guarantee Amount from the expiring Guarantee Period to a new Guarantee Period with a new Guaranteed Interest Rate or to a subaccount(s). A Market Value Adjustment will not apply if the Guarantee Amount from the expired Guarantee Period is surrendered, withdrawn or transferred during the 30 day window. During the 30 day window, the Guarantee Amount will accrue interest at an annual effective rate of 3% unless the Guarantee Amount remains in the Fixed Account in which case you will receive the interest rate in accordance with the Guarantee Period chosen.

Prior to the expiration date of any Guarantee Period, we will mail you a notice of the Guarantee Periods then available and their applicable Guaranteed Interest Rates. A new Guarantee Period will begin on the first business day following the expiration of the prior Guarantee Period. The Guarantee Amount of such expiring Guarantee Period will be:

         1. transferred to such new Guarantee Period you elect from those then available by sending us Written Notice prior to the end of the 30 day window; or
         2. transferred to a new Guarantee Period of the same duration as the expiring Guarantee Period if you have not made an election; or
         3. will be allocated, on your instructions, to one or more subaccount(s) and/or Guarantee Period(s).

However, a new Guarantee Period of one year will begin automatically on the first business day following the expiration of the prior Guarantee Period if:

         1. we do not receive a Written Notice from you and we are not offering a Guarantee Period of the same duration as the expiring Guarantee Period; or
         2. the duration of the expiring Guarantee Period would, if renewed, extend beyond the annuity date, if known, or maturity date.

To the extent permitted by law, we reserve the right, at any time, to offer Guarantee Periods that differ from those available when your policy was issued. We also reserve the right, at any time, to stop accepting net premium payment allocations or transfers of policy value to a particular Guarantee Period. Since the specific Guarantee Periods available may change periodically, please contact our Administrative Office to determine the Guarantee Periods currently being offered.


MARKET VALUE ADJUSTMENT

A Market Value Adjustment applies to any surrender, withdrawal or transfer of a Guarantee Amount unless:

         1. the effective date of the surrender, withdrawal or transfer is within 30 days after the end of a Guarantee Period; or
         2. the surrender, withdrawal or transfer is from the one year Guarantee Period; or
         3. the surrender, withdrawal or transfer is to provide death, nursing home, or terminal illness benefits; or
         4.  the Guarantee Amount is applied to an annuity payment option.


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The Market Value Adjustment will be applied after the deduction of any applicable policy administration charge or transfer fee, and before the deduction of any applicable surrender charge or charge for any applicable taxes on premium payments.

A Market Value Adjustment reflects the relationship between:

         1. the Guaranteed Interest Rate being applied to the Guarantee Period from which the Guarantee Amount is requested to be surrendered, withdrawn or transferred; and
         2. the current Guaranteed Interest Rate that we credit for a Guarantee Period equal in duration to the Guarantee Period from which the Guarantee Amount will be surrendered, withdrawn or transferred.

If a Guarantee Period of such equal duration is not being offered at such time, we will use the linear interpolation of the Guaranteed Interest Rates for the Guarantee Periods closest in duration that are available.

Generally, if the Guaranteed Interest Rate for the selected Guarantee Period is lower than the Guaranteed Interest Rate currently being offered for new Guarantee Periods of equal duration, as of the date that the Market Value Adjustment is applied, then the application of the Market Value Adjustment will result in a reduction in the Guarantee Amount then surrendered, withdrawn or transferred. Conversely, if the Guaranteed Interest Rate for the selected Guarantee Period is higher than the Guaranteed Interest Rate currently being offered for new Guarantee Periods of equal duration, as of the date that the Market Value Adjustment is applied, then the application of the Market Value Adjustment will result in an increase in the Guarantee Amount then surrendered, withdrawn or transferred.

The Market Value Adjustment is calculated by multiplying the amount being surrendered, withdrawn or transferred, (less any applicable policy administration charge or transfer fees), by the Market Value Adjustment Factor. The Market Value Adjustment Factor is calculated as the lesser of:

         a)  [(1 + i)n/12  /  (1 + r + .005)n/12] - 1; or

         b)  .05

where:

         "i" is the Guaranteed Interest Rate credited to the specific Guarantee Period;

         "r" is the Guaranteed Interest Rate that is currently being offered for a Guarantee Period of duration equal to such Guarantee Period ; and

         "n" is the number of months remaining to the expiration of such Guarantee Period.

The Market Value Adjustment, however, will never invade principal nor reduce the earnings on amounts allocated to the Fixed Account for a Guarantee Period to less than 3% a year.


FIXED ACCOUNT VALUE

This policy's Fixed Account value before the annuity date or maturity date is the sum of the Guarantee Amounts in the Guarantee Periods.


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RESTRICTIONS ON TRANSFERS FROM THE FIXED ACCOUNT

You may transfer an amount from a Guarantee Period under the Fixed Account subject to these additional restrictions:

    1. transfers from a Guarantee Period other than the one year Guarantee Period may be subject to a Market Value Adjustment.
    2. Transfers from one Guarantee Period to another are prohibited other than within the 30 day window.


         David A. Hopkins                                 D.A. Loney
           Secretary                                      President


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